                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                 SPINETECH-INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (TITLE OF CLASS SECURITIES)


                                   8489271091
                      ------------------------------------
                                 (CUSIP NUMBER)



                                December 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)           Page 1 of 11 pages

CUSIP NO.  848927109

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Husic Capital Management

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
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     3.  SEC Use Only
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     California
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Number of Shares    5.  Sole Voting Power        0
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power        0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power        0
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0%
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)

         PN, IA
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SEC 1745 (3-98)           Page 2 of 11 pages

CUSIP NO.  848927109

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Frank J. Husic & Co.

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------

     3.  SEC Use Only
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     California
--------------------------------------------------------------------------------

Number of Shares    5.  Sole Voting Power        0
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power        0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power        0
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0%
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)

         CO, HC
--------------------------------------------------------------------------------

SEC 1745 (3-98)           Page 3 of 11 pages

CUSIP NO.  848927109

     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Frank J. Husic

--------------------------------------------------------------------------------

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------

     3.  SEC Use Only
--------------------------------------------------------------------------------

     4.  Citizenship or Place of Organization     California
--------------------------------------------------------------------------------

Number of Shares    5.  Sole Voting Power        0
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power        0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power        0
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power        0
--------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person     0
--------------------------------------------------------------------------------

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

     11. Percent of Class Represented by Amount in Row (9)     0%
--------------------------------------------------------------------------------

     12. Type of Reporting Person (See Instructions)

         IN, OO (Control Person)
--------------------------------------------------------------------------------

SEC 1745 (3-98)           Page 4 of 11 pages

Item 1.

     (a) Name of Issuer

         SPINE-TECH INC.


     (b) Address of Issuer's Principal Executive Offices

         7375 Bush Lake Road
         Minneapolis, MN 55439-2029

Item 2.

     (a) Name of Person Filing

         This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

         IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

         Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b) Address of Principal Business office or, if None, Residence

         IA's Principal Business Office is located at

             555 California Street, Suite 2900
             San Francisco, CA 94104


         Corporate G.P.'s Principal Place of Business Office is located at

             555 California Street, Suite 2900
             San Francisco, CA 94104

         Shareholder's Principal Place of Business Office is located at

             555 California Street, Suite 2900
             San Francisco, CA 94104

     (c) Citizenship

         IA is a California limited partnership.

         Corporate G.P. is a California corporation.

         Shareholder is a United States citizen.

     (d) Title of Class Securities

         Common

     (e) CUSIP Number

         848972109


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  / / Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).
         (b)  / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d)  / / Investment company registered under section 8 of the
                  Investment Company Act (15 U.S.C. 80a-8).
         (e)  /X/ An investment adviser in accordance with Section
                  240.13d-1(b)(1)(ii)(E).
         (f)  / / An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(ii)(F).
         (g)  / / A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).
         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  / / Group in accordance with Section 240.13d-1(b)(ii)(J).


Item 4.  Ownership

         Common Stock:

         (a) Amount Beneficially Owned:      0

         (b) Percent of Class:      0%

         (c) Number of shares as to which the joint filers have:

             (i)   sole power to vote or to direct the vote:  0

             (ii)  shared power to vote or to direct the vote: 0

             (iii) sole power to dispose or to direct the disposition of: 0

             (iv)  shared power to dispose of or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following /X/.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.

                                                             Page 8 of 11 pages



Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification:

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held I the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 11 pages

                                                             Page 9 of 11 pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1998

Date:  February 12, 1999

                               HUSIC CAPITAL MANAGEMENT

                               By:  Frank J. Husic & Co.
                               Its: General Partner

                               By:       /s/ Cynthia Flaherty
                                   --------------------------------
                                         Cynthia A. Flaherty
                                       Chief Financial Officer


                               FRANK J. HUSIC & CO.

                               By:  Frank J. Husic & Co.
                               Its: General Partner

                               By:       /s/ Cynthia Flaherty
                                   --------------------------------
                                         Cynthia A. Flaherty
                                       Chief Financial Officer


                               FRANK J. HUSIC

                                          /s/ Frank J. Husic
                               ------------------------------------


                               Page 9 of 11 pages

                                                           Page 10 of 11 pages


                                    EXHIBIT A


            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

              NAME                           CLASSIFICATION
              ----                           ---------------
                                             Not applicable.


                               Page 10 of 11 pages

EXHIBIT B


                  JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1


This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

December 31, 1998

Dated:  February 12, 1999

                               HUSIC CAPITAL MANAGEMENT

                               By:  Frank J. Husic & Co.
                               Its: General Partner

                               By:       /s/ Cynthia Flaherty
                                   --------------------------------
                                         Cynthia A. Flaherty
                                       Chief Financial Officer


                               FRANK J. HUSIC & CO.

                               By:  Frank J. Husic & Co.
                               Its: General Partner

                               By:       /s/ Cynthia Flaherty
                                   --------------------------------
                                         Cynthia A. Flaherty
                                       Chief Financial Officer


                               FRANK J. HUSIC

                                          /s/ Frank J. Husic
                               ------------------------------------


                                  Page 11 of 11